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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Date of Report: December 12, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.
Report of CEMEX, S.A.B. de C.V. (NYSE:CX) published on EMISNET (a reporting system of the Mexican Stock Exchange) dated as of December 10, 2008 informing the investing public of the results of its public exchange offer launched on November 12, 2008.

2.
Press release of CEMEX, S.A.B. de C.V. (NYSE:CX) dated as of December 11, 2008, announcing the issuance of 970 million pesos (approximately US$72 million) of long-term debt, successfully exchanging shorter-term Certificados Bursatiles for new notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

		By:	/s/ Rafael Garza
Date:	December 12, 2008		Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.
Report of CEMEX, S.A.B. de C.V. (NYSE:CX) published on EMISNET (a reporting system of the Mexican Stock Exchange) dated as of December 10, 2008 informing the investing public of the results of its public exchange offer launched on November 12, 2008.

2.
Press release of CEMEX, S.A.B. de C.V. (NYSE:CX) dated as of December 11, 2008, announcing the issuance of 970 million pesos (approximately US$72 million) of long-term debt, successfully exchanging shorter-term Certificados Bursatiles for new notes.